Exhibit 2

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE 50TH MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 5, 2014

I. DATE, TIME AND PLACE: May 5, 2014, at 12:30 p.m., via teleconference, in accordance with article 27, paragraph 2, of the Company’s Bylaws. II. CALL NOTICE: By individual messages sent to the members of the Board of Directors. III. QUORUM AND ATTENDANCE: A majority of the members of the Board of Directors were present, who signed below. Also in attendance was Mr. Allan Kardec de Melo Ferreira, representative of the Company’s Fiscal Council. IV. CHAIR: Chairman: Mr. José Mauro M. Carneiro da Cunha; Secretary: Mr. José Augusto da Gama Figueira. V. AGENDA: To discuss and decide on: (1) the approval of the Company’s capital increase, within the authorized capital limit provided in the Company’s Bylaws, through the issuance of common and preferred shares, all registered, book-entry shares without par value, free and clear of any liens or encumbrances, considering the exercise of option to purchase shares granted by the Company to Banco BTG Pactual S.A. in connection with the public offering of primary distribution of the Company’s shares, as approved in the meetings of the Company’s Board of Directors held on April 28 and April 30, 2014 (the “Offering”); and (2) verification of the increase and approval of the Company’s new capital stock. VI. RESOLUTIONS: In view of the Company’s grant, in connection with the Offering, of an option to distribute up to 15% of the number of shares initially offered, or up to 287,554,298 common shares and 575,108,597 preferred shares, including shares in the form of ADSs, represented by ADRs, under the same conditions and at the same price as the shares initially offered (the “Over-Allotment Option”), pursuant to article 24 of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) Instruction 400, dated December 29, 2003, as amended (“CVM Instruction 400”), and considering that the Underwriters exercised the Over-Allotment Option, the Board of Directors resolved with respect to item (1) of the Agenda, to approve the Company’s capital increase, within the authorized capital limit established by the Company’s By-Laws, of R$742,035,333.82, which will be fully recorded in the Company’s books under the capital stock line item, through the issuance of 120,265,046 common shares and 240,530,092 preferred shares, all registered, book-entry shares without par value, free and clear of any liens or encumbrances, under the same conditions and at the same price as the shares initially issued pursuant to the Offering, at an issue price of R$2.00 per preferred share (and R$2.17 per common share, in accordance with the exchange ratio of 1 preferred share per 0.9211 common share). As was done with respect to other shares of the Offering, the calculation of the issue price of the over-allotment shares was made on the basis of the bookbuilding process (the “Bookbuilding Process”), which was concluded on April 28, 2014, reflecting a demand and value for the shares verified by the Offering and the Bookbuilding Process, particularly with respect to the investment intentions of independent third parties, ensuring the independence and commutativity of the price formation process, in compliance with the terms of article 170 of the Brazilian Corporations Law, in accordance with the terms approved at the meetings of the Company’s Board of Directors held on April 28 and April 30, 2014. The Company’s shareholders were not given the right to subscribe for shares on a preferred basis, in accordance with the terms of article 172, item I, of the Brazilian Corporations Law, and article 9 of the Company’s By-Laws. Holders of common shares and preferred shares subscribed and issued pursuant to the Over-Allotment Option shall have the same rights under the Company’s Bylaws and applicable legislation as existing common shares and preferred shares, respectively, including allocation of full dividends and other benefits that may be declared by the Company from the date of the announcement of commencement of the Offering, which took place on April 29, 2014. Turning to item (2) of the Agenda, to verify the subscription of 120,265,046 common shares and 240,530,092 preferred shares from the Over-Allotment distributed under the Offer, and, consequently, to approve the new capital stock of the Company, which becomes R$21,431,108,835.53, represented by 8,584,720,115 shares issued by the Company, of which 2,861,553,199 are common shares and 5,723,166,916 are preferred shares, all registered, book-entry shares without par value. All matters were approved unanimously by the Board of Directors. VII. CLOSING: The relevant materials necessary to decide on the matters above were forwarded to the members of the Board of Directors in advance and comprise these minutes and have been filed with the secretary of the Company. With nothing further to discuss, the Chairman adjourned the meeting, and these minutes were drafted, read, approved and signed by all members of the Board of Directors who were present and by the Secretary. (/s/) José Mauro M. Carneiro da Cunha – Chairman of the Meeting; Armando Galhardo N. Guerra Junior; Renato Torres de Faria; Rafael Cardoso Cordeiro; Bruno Gonçalves Siqueira (alternate); Alexandre Jereissati Legey; Fernando Magalhães Portella; Cristiano Yazbek Pereira; Marcelo Almeida de Souza; Fernando Marques dos Santos; José Valdir Ribeiro dos Reis; Carlos Augusto Borges; Shakhaf Wine; and Luís Miguel da Fonseca Pacheco de Melo.

These minutes are a faithful copy of the original minutes recorded in the Company’s own books.

Rio de Janeiro, May 5, 2014.

José Augusto da Gama Figueira

Secretary

Oi S.A.

Minutes of the 50th Meeting of the Board of Directors

Held on May 5, 2014